Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3 No. 333-208822) and related Prospectus of Aralez Pharmaceuticals Inc. for the resale, from time to time, of up to 9,057,971 common shares, no par value per share, of its common stock and to the incorporation by reference therein of our reports dated March 15, 2016, with respect to the balance sheet of Aralez Pharmaceuticals Inc. and the effectiveness of internal control over financial reporting of Aralez Pharmaceuticals Inc. and the consolidated financial statements of POZEN Inc. and the effectiveness of internal control over financial reporting of POZEN Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

March 18, 2016
Raleigh, North Carolina